UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

May 15, 2015

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-5-5 Otemachi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec.)

Announcement Regarding Redemption of “Non-dilutive” Preferred Securities

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Company has decided to redeem in full preferred securities issued by its group’s overseas special purpose subsidiaries as set forth below.

1. Summary overview of Preferred Securities to be redeemed

Issuer	Mizuho Capital Investment (JPY) 4 Limited	Mizuho Capital Investment (JPY) 5 Limited	Mizuho Capital Investment (JPY) 5 Limited

Type of securities	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities	Japanese Yen denominated Series B Non-cumulative Perpetual Preferred Securities	Japanese Yen denominated Series C Non-cumulative Perpetual Preferred Securities

Mandatory redemption date	None	None	None

Optional redemption	Optionally redeemable on each dividend payment date falling in or after June 2015	Optionally redeemable on each dividend payment date falling in or after June 2015	Optionally redeemable on each dividend payment date falling in or after June 2015

Dividends	Fixed dividend rate for the first 6 years and 6 months, and floating dividend rate on and after the dividend payment date falling in June 2015	Fixed dividend rate for the first 5 years and 10 months, and floating dividend rate on and after the dividend payment date falling in June 2015	Fixed dividend rate for the first 5 years and 9 months, and floating dividend rate on and after the dividend payment date falling in June 2015

Total amount issued	355 billion Japanese Yen	72.5 billion Japanese Yen	25 billion Japanese Yen

Issue date	December 29, 2008	August 31, 2009	September 29, 2009

Aggregate redemption amount	355 billion Japanese Yen	72.5 billion Japanese Yen	25 billion Japanese Yen

2. Scheduled redemption date

June 30, 2015 (Tue)

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Division
Public Relations Department
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to the redemption of “non-dilutive” preferred securities and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.